BRF S.A.

Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM Number 1629-2

São Paulo, August 15, 2017

To:

Brazilian Securities and Exchange Commission

Rua Sete de Setembro, 111, 33rd floor

Rio de Janeiro – RJ

For the Attention of:

Mr. Guilherme Rocha Lopes - Manager of Corporate Oversight 2

Mr. Fernando Soares Vieira – Superintendent of Company Relations

Re: Written Notice N° 252/2017/CVM/SEP/GEA-2

Dear Sirs,

BRF S.A. (“BRF” or “Company”), hereby provides the following explanations in response to Written Notice N° 252/2017/CVM/SEP/GEA-2 (“Written Notice”), transcribed in Appendix I of the present letter which refers to a news items published on the portal of the Reuters Brasil news agency (“News Item”) on the teleconference held by BRF, on that same date, related to the earnings of the 2nd quarter of 2017 (“Teleconference”).

Firstly, the News Item claims that, at the Teleconference, the Company´s executives mentioned that BRF would create a third brand of processed products, directed at the low-income segment, from the first quarter of 2018.

In relation to this, the Company confirms that its Board of Directors recently approved a project aimed at launching a new brand of processed food products to be sold by BRF. The project in question is under development and the new brand will only be launched after the conclusion of all the stages of setting up this project, which could still take several months.

In any case, the Company believes that the creation of a new brand, among the various others that are part of its portfolio, in a domestic and international1 context, although important from the operating and commercial perspective, does not constitute material information, capable of influencing in any significant way the trading price of its shares or investors´ decisions on trading these shares.

 1By the way, BRF explores various brands in its portfolio, including, Sadia, Perdigão, Qualy, Perdix, Paty, Dánica, Bocatti, Vienissima and Speedy Pollo. The main brands explored by the Company are listed in the following Company’s internet page: https://www.brf-global.com/nossas-marcas

Reply by BRF S.A. to Written Notice N° 252/2017/CVM/SEP/GEA-2

BRF S.A.

Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM Number 1629-2

The Reuters Brasil News item also claims that, during the Teleconference, the BRF executives mentioned that OneFoods was expected to “present double-digit margins again after a second quarter in which the Ebitda margin fell from 15.2 percent a year earlier to 1.6 percent” and that the Company´s “goal is to reduce its net debt/Ebitda ratio to 2.5 by the end of 2018”.

In relation to this, the Company points out that the statements made by its executives, during the Teleconference, on the improvement of the OneFoods profit margin and the reduction in the Company´s debt only constitute internal managerial goals which the management intends pursuing, but these do not amount to projections, prospective information or guidance.

In other words, the statements relating to the improvement in the profit margin of OneFoods and the reduction in BRF´s level of debt do not amount to the Company´s projections but only aspirations that should guide BRF´s management activity and this is the reason why it was not felt necessary to disclose a material fact notice related to this.

Finally, we would like to highlight the fact that the complete transcript of the Teleconference, as well as the transcriptions of previous teleconferences carried out by BRF, are available on the Company´s investor relations site (http://ri.brf-global.com, through the “Presentations and Teleconferences” icon).

We trust this answer meets your requirements and are available for any explanation you feel necessary

São Paulo, August 15, 2017

Pedro de Andrade Faria

Global CEO, CFO and Investor Relations Director

Reply by BRF S.A. to Written Notice N° 252/2017/CVM/SEP/GEA-2

BRF S.A.

Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM Number 1629-2

Attachment I – Written Notice N 252/2017/CVM/SEP/GEA-2

Written Notice Nº 252/2017/CVM/SEP/GEA-2

Rio de Janeiro, August 14, 2017.

To:

Mr. PEDRO DE ANDRADE FARIA

Investor Relations Director

BRF S.A.

Rua Hungria, 1.400, 5th floor − Jardim Europa

01455-000 São Paulo − SP

Tel.: (11) 2322-5717

E-mail: acoesRI@brf-br.com

C/C: emissores@bvmf.com.br; nortega@bvmf.com.br; apereira@bvmf.com.br; ccarajoinas@bvmf.com.br

Subject: Request for explanation of news item published in the media

Dear Director,

1.       Our attention has been drawn to a news item published on the Internet portal of the Reuters Brasil news agency on August 11, 2017, entitled "BRF will create new brand of processed products directed at low-income segment", which contains the following information:

BRF will create new brand of processed products directed at low-income segment

SÃO PAULO (Reuters) - BRF (BRFS3.SA) will create a third brand of products directed at the low-income segment, company executives told market analysts this Friday.

The company, the world´s largest chicken exporter and owner of the Sadia and Perdigão brands, expects to begin operating more actively with the third brand from the beginning of the first quarter of 2018. The company gave no details on the kind of products of the new brand.

The company´s vice-president of business in Brazil, Alexandre de Almeida, said during a teleconference with analysts that the third brand would allow BRF to enter a segment of the market where it is not currently present and which makes up more than 30 per cent of the Brazilian processed food market.

"The purpose of the third brand will be to optimize the chain, allowing the company to take greater advantage of left over raw materials," said the executive.

The chairman of the BRF board of directors, Abilio Diniz, also said that the company was "very confident" about the creation of the new brand and it should "increase market share" and boost the group´s productivity as the

Reply by BRF S.A. to Written Notice N° 252/2017/CVM/SEP/GEA-2

BRF S.A.

Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM Number 1629-2

production directed towards it would help use up the company´s spare capacity.

By 10:51, BRF shares had risen by 3.5 per cent and were trading at 40.38 reais, whereas the Ibovespa.BVSP had depreciated by 0.3 per cent.

BRF ended the second quarter with a loss of 167 million reais, hit by the impacts of costs brought about by the Federal´s Police “Weak Flesh” operation which was unleashed in March and hit the sector´s exports.

During the teleconference, the company´s executives claimed that they expected the third quarter of this year to be the last in which the company would feel the impact of the fall in grain prices that has been occurring since the end of last year. BRF will continue to adopt a policy of reducing grain stocks in the coming months.

On the One Foods unit, directed at food production for consumers in the Middle East, BRF´s CEO, Pedro Faria, said the unit was expected to resume showing double-digit margins after a second quarter in which the Ebitda margin fell from 15.2 per cent a year earlier to 1.6 per cent.

"We should see double-digit margins for One Foods in the third quarter, returning to historic levels in the fourth quarter,” Faria said. He claimed that the fall in the unit´s margin came about as a result of the high level of stocks in the region and weaker demand, and difficulties the company was experiencing in passing on prices.

On the financial front, BRF´s goal is to reduce its net debt/Ebitda ratio to 2.5 by the end of 2018. The company´s leverage at the end of the first half was 4.9 compared with 1.99 a year earlier.

The company announced on the eve of the teleconference that its board of directors had decided to sell up to a total of 13,468,001 of the company´s shares held in treasury, in order to strengthen its cash and reduce the levels of its debt.

by Alberto Alerigi Jr. and Ana Mano

2.       Further to this, we require your comments on the accuracy of the claims which appear in this news item, particularly in relation to the underlined excerpts. Should the accuracy be confirmed, we require further explanations related to the matter and also wish you to inform us of the reasons why you did not believe the matter constituted a Material Fact within the terms of CVM Instruction Nº 358/02. We also require you to inform us of the documents filed in the IPE Module of the Sistema Empresas.NET in which the information published in the news item was mentioned beforehand.

3.       In relation to the reduction of the net debt/Ebitda ratio to 2.5 by the end of 2018, as well as other projections, we require you to comment on the accuracy of this statement and, should this be the case, we wish you to inform us of the reasons why you did not believe the matter constituted a Material Fact, considering item XXI of article 2 of  CVM Instruction Nº 358/02 and item 4.3 of OFFICIAL CIRCULAR/CVM/SEP/Nº 02/2016.

Reply by BRF S.A. to Written Notice N° 252/2017/CVM/SEP/GEA-2

BRF S.A.

Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM Number 1629-2

4.       This response should include a copy of this Written Notice and be sent to the IPE System, category “Announcement to the Market”, as an “Explanation on CVM/B3 questioning”. Meeting the requirements of this request for your explanations through an Announcement to the Market does not exempt you from any  investigation of responsibility for failing to disclose a timely Material Fact, within the terms of CVM Instruction Nº 358/02.

5.       Moreover, we would remind you that, should the information be correct, the Reference Form (Item 11. Projections) must be updated within 7 (seven) days working days from the  alteration or disclosure of the new projections or estimates (item IX of clause 3 or item V of clause 4 of article 24 of CVM Instruction Nº 480/09), regardless of the disclosure of the Material Fact, in the form of article 3 of CVM Instruction Nº 358/02.

6.       We also remind you that, should projections and estimates be disclosed, the issuer must compare, on a quarterly basis, in the appropriate field of the Quarterly Information Forms – ITR and Standard Financial Statements Form – DFP, the projections disclosed in the Reference Form or the earnings actually obtained in the quarter, stating the reasons for any differences (clause 4 of article 20 of CVM Instruction Nº 480/09).

7.       We would highlight the fact that, within the terms of article 3 of CVM Instruction Nº 358/02, the Investor Relations Director is responsible for disclosing and communicating to the CVM and, should it be the case, the stock exchange and organized over-the-counter market in which the company´s shares are traded, any material act or fact that has occurred or is related to its business, as well as to strive to ensure that this information is widely and immediately disclosed, simultaneously on all markets where the shares are traded.

8.       We would also remind you of the obligation stated in the single paragraph of article 4 of CVM Instruction Nº 358/02, related to the questioning of the managers and controlling shareholders of the Company, along with all other persons with access to material acts or facts, with the aim of determining whether these persons had any knowledge of information that should be disclosed to the market.

9.       In conclusion, we draw the Company´s attention to article 16 of CVM Instruction Nº 480/09, under which “the issuer must disclose information in a wide-ranging, equal and simultaneous way to the whole market”. Guidance in this context is given in OFFICIAL-CIRCULAR/CVM/SEP/Nº 01/2017 which states that "the corporate law does not prevent important information being published and discussed at meetings of trade associations, investors, analysts or a selected public, in the country or abroad. However, striving for equal treatment of all the market participants, and in such a way as to prevent, including, the possibility of the use of privileged information, it requires that the material fact in question be disclosed, prior to or at the same time as the meeting, to the whole market, as stated in the preamble and paragraph 3 of article 3 of CVM Instruction Nº 358/02".

10.     By order of the Superintendent´s Office of Company Relations – SEP, we warn that this administrative authority has the powers, under its legal attributions and, based on item II, of article 9, of Law Nº 6.385/1976, and article 7 copied with article 9 of CVM Instruction

Reply by BRF S.A. to Written Notice N° 252/2017/CVM/SEP/GEA-2

BRF S.A.

Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM Number 1629-2

Nº 452/2007, to impose a punitive fine, of R$ 1,000.00 (one thousand Reais), regardless of other administrative sanctions, should this present official inquiry letter, now also sent by e-mail, not be answered within 1 (one) working day.

Reply by BRF S.A. to Written Notice N° 252/2017/CVM/SEP/GEA-2